SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of December, 2005


                          VOCALTEC COMMUNICATIONS LTD.
                 (Translation of Registrant's name into English)

        60 Medinat Hayehudim Street, PO Box 4041, Herzliya 46140, Israel
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F |X|             Form 40-F | |

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:


                             Yes | |                 No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 Joseph Albagli
                                          --------------------------------------
                                                 By:    Joseph Albagli
                                                 Title: Chief Executive Officer

Dated:  December 6, 2005



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   A.   Amended and restated Articles of Association                    A
          of VocalTec Communications Ltd.